Filed by Duke Energy Corporation
                                                    Commission File No. 1-4928
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                 Commission File No. 132-02302


Cinergy Merger: July 8 Q&A for Duke Energy Employees

It's been rumored that all the energy traders at Cinergy have resigned. Is this true? If so, do you see this as an indication of potential problems as it relates to key personnel for both companies?

It is true that some of Cinergy's energy traders have resigned. This is a very competitive market today as several banks and hedge funds have taken an interest in energy trading and have offered very competitive opportunities for experienced energy traders. This is very common in this industry and we have grown to expect a high turnover in this area versus the turnover rate in the remainder of the organization. Cinergy still has a staff of experienced, successful energy trading personnel and doesn't see these resignations as an indication of potential problems as it relates to key personnel for either company.

Did a Cinergy officer sell 75,000 shares of stock just prior to the merger announcement?

No. On Monday, May 16th, a week after the merger announcement, Bill Grealis sold 75,000 shares of Cinergy common stock. In accordance with the federal securities laws, he sold these shares pursuant to instructions in a trading plan, which was effective Feb. 28, 2005, related to his retirement which was effective June 1, 2005.

Cinergy stock (CIN) has traveled in the $35-45 range and Duke Energy (DUK)
only in the $21-23 range. This doesn't look like a good deal....can you explain?

We're not sure what time periods you're referring to, however, as of June 27, the 52-week price range for DUK has been $19.81 - $29.82; for CIN, $36.95-44.92. Since the date of the merger announcement on May 9, the price range for DUK has been $27.48 - $29.82; for CIN $41.07-44.92.

We believe this transaction is a good deal for both DUK and CIN shareholders. If you'll recall, the transaction calls for CIN shareholders to receive 1.56 shares of Duke Energy common stock for each share of CIN. Using the DUK closing price on May 6, 2005 of $29.36, this exchange ratio implies a value of $45.79, or a 13.4 percent premium over the May 6, 2005 CIN closing price of $40.38. Additionally, the DUK annual dividend was increased to $1.24 per share, which is the same yield CIN shareholders were receiving prior to the merger announcement. This represents a 12.7 percent increase in the DUK annual dividend.

The premium to CIN shareholders reflects management's belief that the long term value of the combined company is greater than the individual parts.

Will the Duke Energy stock price continue to trade in this narrow window for a while?

It's nearly impossible to predict the trading range of any stock--there are too many uncontrollable external factors.

Why did Cinergy's stock rise and Duke Energy's fall after the announcement?

When one company acquires another company, often there's a predictable short-term effect on the stock price of both. In general, the acquiring company's stock will fall while the acquired company's stock will rise. (NOTE:
This is a generalization; there can be exceptions to this rule).

The reason the acquired company's stock usually goes up is that the acquiring company typically has to pay a premium for the acquisition. Unless the acquiring company offers more per share than the current price of the target company's stock, there's little incentive for the current owners to sell their shares to the acquiring company.

Likewise, the acquiring company's stock usually goes down because they must pay more than the target company is currently trading at to make the deal happen. Beyond that, there are often a number of uncertainties associated with acquisitions, such as potential regulatory hurdles or integration issues.

It's prudent to reflect on the stock price following a major announcement since it gives management real-time feedback and points to opportunities to further educate shareholders on the terms of the transaction. However, it's the long-term value that management is after--and that's not measured over days, weeks or even months, but rather over years.

Describe Cinergy's baseload generation and their announced plans to pursue Integrated Gasification Combined Cycle (IGCC) technology.

Cinergy's generation makeup is as follows:

Regulated generation:
Coal 5,488 MW
Gas 1,263 MW
Oil 259 MW
Hydro 45 MW

Cinergy's regulated generation is primarily located in the service territory of its Indiana regulated utility company, PSI Energy, and consists of four baseload generating stations, eight intermediate and peaking stations, and one hydro station. Since Indiana is regulated and Ohio is not, under a joint operating agreement, PSI Energy's regulated assets in Indiana are dispatched in conjunction with the deregulated generating assets of Cincinnati Gas & Electric Co. (CG&E).

Unregulated generation:
Coal 4,186 MW
Gas 736 MW
Oil 324 MW

CG&E's generating assets are deregulated and include seven baseload stations and four intermediate and peaking stations located primarily in Ohio, which is deregulated. One of the deregulated baseload stations is in Kentucky and is scheduled to be transferred to Cinergy's regulated Kentucky utility, Union Light, Heat & Power (ULH&P). One baseload unit and intermediate and peaking station in Ohio are also scheduled to be transferred to ULH&P.

Cinergy's unregulated generation also includes combined heat and power (CHP) plants operated and managed by Cinergy Solutions, the company's on-site energy solutions and utility services subsidiary. Cinergy Solutions' plants (approximately 5,350 MW) are located in parts of the continental U.S., mostly at large factories and institutions in New York, Maryland, Michigan, Oklahoma, Texas and Ohio.

In October 2004, Cinergy announced its intention to study the feasibility of building one of the first full-scale Integrated Gasification Combined Cycle
(IGCC) plants with General Electric and Bechtel Corporation. IGCC technology turns coal into cleaner-burning gas, while using less water and producing fewer emissions than a conventional coal-fired plant with state-of-the-art scrubbers.

Can you tell us more about Cinergy's history with nuclear? (i.e., Zimmer, Marble Hill, etc.)

Both CG&E and PSI had begun nuclear plants in the 1970s and cancelled the plants in 1984. CG&E and its co-owners in the Zimmer plant chose to convert the station to coal-fired, and Zimmer began operation as a 1,300-megawatt coal-fired station in 1991. The nuclear facilities were cancelled primarily because of the increasing costs and licensing uncertainties following the Three Mile Island incident.

What is Cinergy's underfunded pension liability?

The funding level of the companies' pension plans can move up or down significantly over short periods of time due to the fact that the funding level depends on a number of factors, such as rates of return on plan assets, discount rates and the level of interest rates.

In any event, Cinergy and Duke Energy are both in full compliance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

In the companies' 10-K filings, as of the measurement date, Sept. 30, 2004, it was reported that Cinergy had an underfunding of $557 million and Duke Energy was underfunded by $334 million. Disclosures in the 10-K filings are based on Generally Accepted Accounting Principles (GAAP), rather than ERISA, which drives the funding of U.S. pension plans.

In 2004, Cinergy contributed $115 million to its pension plans, supporting their continued stability. An additional $100 million is budgeted to be contributed to the plans in 2005.

In the fourth quarter of 2004, after the measurement date, Duke Energy made pension plan contributions totaling $269 million, which were not reflected in the funded status of the plan.

Why don't the companies contribute even more? It doesn't always make financial sense to fund at higher levels. For one thing, there is a limit on how much the companies can deduct on their tax returns on an annual basis. Secondly, the companies need to optimize their use of cash among various requirements such as environmental improvements. All of these factors are considered when developing a funding strategy.

Can the Cinergy and Duke "pension funds" be co-mingled?

Generally speaking, yes. Funds of separate, defined-benefit retirement plans can be held under one master trust and invested with each plan retaining its own funded status. Using a master trust does not change the funding levels of the separate plans or the company's future funding obligations. Separate plans can also be merged, with the assets of the separate plans becoming assets of a single, new plan. In the case of merging plans, the funding level and the company's future funding obligations are determined with respect to the new plan. Decisions regarding the Cinergy and Duke Energy plans will be reached during integration.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.